Exhibit 99.1

Capital One  Auto Finance Trust 2005-B-SS

Aggregate Data for year ended December 31, 2005

Defaults	$15,332,149.92
Total Collections	$191,773,547.61
Scheduled and Prepayment Principal Received	$123,669,801.96
Collection of Interest and Fees	$59,827,191.18
Annual Servicing Fee	$10,802,682.44
Class A Investor Charge-Offs	$0.00